Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 and amended as of November 13, 2003 and January 26, 2004 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following is a letter to Docent customers, investors and partners regarding the proposed transactions.

Leadership validated with record results in Q4

Merger set to close on March 18th

To our Customers, Investors, and Partners,

Since our merger announcement and our last update to you in the fourth quarter, Docent has had many exciting developments. Our focused efforts to deliver superior customer success with strong support and a robust suite have yielded record financial results for our fourth quarter and for our year ended December 31st. In the fourth quarter, Docent became the clear leader in license revenues, eclipsing other, learning and performance focused competitors.

In addition to the merger announcement and the close of a record revenue year, Docent saw many additional highlights in Q4 that showcase what our customers have been able to achieve, including:

•	Continued success with large companies. Docent had wins with new customers such as AT&T Wireless, Kia Motors America, Inc, and Blue Cross Blue Shield of Minnesota among many others.

•	New product innovation and success. As the only provider in the market with our own Analytics product, we saw growing momentum with Docent Analytics as four more customers, including Cingular Wireless, added the solution to link their learning to their business results.

•	Continued strength and leadership in the Japanese market. Japan’s largest career information services provider, Recruit, has chosen Docent to power a more robust learning solution for its ever-growing subscriber base.

•	Continued leadership in the European market. The leading banking group in Germany, BVR, chose Docent to assure compliance with evolving financial regulations and risk management practices. Another notable win was SportsCoach UK. New partnerships with Indra in Spain and Micropole-Univers in France were established to further strengthen our ability to serve our ever-growing customer base.

•	Continued progress in the government arena. CATSA, the Canadian Air Transportation Security Authority, selected Docent for its ability to help meet mission-critical compliance and competency needs for airline passenger security.

•	Strong demonstration of business value and customer satisfaction. Centrica, a Global 2000 provider of energy and services, has expanded usage of the Docent platform to its British Gas subsidiary to increase customer value with flexible CRM training to 13,000 agents. Additionally, Cable & Wireless rolled out the Docent platform across 14 countries in less than 90 days and announced a return on investment in 120 days.

•	Market validation of leadership. Gartner, Inc. again listed Docent in the leader quadrant of its second half 2003 Learning Management System (LMS) Magic Quadrant.

Furthermore, our constant focus on customer success has resulted in continued momentum in the first quarter.

•	Continued demonstration of business value and customer satisfaction. British Telecom announced that its Docent deployment is serving over 117,000 users across the UK, helping to meaningfully speed time-to-market, improve service to customers, strengthen employee recruitment and retention, and drive regulatory compliance. Additionally, OneBeacon Insurance Group expanded its deployment of Docent Enterprise(TM) to include a new learning system for insurance underwriters and claims adjusters across the U.S. Docent provides a centralized performance management solution that is helping the insurer increase knowledge-sharing, accelerate claims processing, and streamline compliance with rapidly-changing government regulations.

•	Validation by the largest OEM and partner organizations. Fuji Xerox Information Systems Co., Ltd., a leading system integrator in Japan, selected Docent to deliver within its Career Competency Management System (C2MS). The combined solution provides Japanese customers with a comprehensive platform that supports the entire human resource development lifecycle.

•	Continued success with the largest companies. Blue Cross and Blue Shield Association selected Docent as its national partner for learning management and learning content management software solutions.

At Docent, we recognize that our foremost mission is customer success—and that customer success comes from a concerted effort by every area of our organization not only throughout the implementation process, but also well into the growth phase of our customers’ deployments. As such, we are excited that our pending merger is formally slated to be voted on at a special meeting of our stockholders on March 18, 2004.

If approved, the combination will bring together two of the strongest and most innovative business performance and learning management software companies to create a single company well positioned for long-term global leadership. Again, our intent is to create a company that can provide customers with a partner that has long term financial strength and stability, product and solution superiority, and operating leverage to serve them in an even more compelling way.

Our continued momentum since the merger announcement has shown that this combination of industry leaders will be able to create superior value for customers—in the short term and in the long term. We remain committed to helping our customers accelerate their own performance and to raising the performance of our entire industry. We look forward to sharing many exciting new details about our new company with you in the weeks ahead.

Your support has made this combination possible, and we look forward to continuing a strong and successful relationship with you as your primary business performance and learning management partner. If you have any questions, I would welcome a conversation with you. You can reach me at (650) 934-9500.

Best regards,

(SIGNATURE)

Andy Eckert

President and CEO

Docent, Inc.

Additional Information And Where To Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4/A with the Securities and Exchange Commission on February 11, 2004 containing a definitive joint proxy statement of Docent and Click2learn and definitive prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Safe Harbor Statement/Forward-Looking Statements

Information in this press release contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission, including the companies’ respective 10-K and 10-Q filings.